EXHIBIT 5.1

November 6, 2020

American Electric Power Company, Inc.

1 Riverside Plaza

Columbus, Ohio 43215

Ladies and Gentlemen:

I am an employee of American Electric Power Service Corporation, an affiliate of American Electric Power Company, Inc. a New York corporation (the “Company”), and have acted as counsel to the Company in connection with the sale of shares (the “Shares”) of common stock, par value $6.50 per share (the “Common Stock”), of the Company, having an aggregate offering price of up to $1,000,000,000, at any time and from time to time pursuant to (i) the Distribution Agreement, dated November 6, 2020 (the “Distribution Agreement”), among the Company and Credit Suisse Securities (USA) LLC, Barclays Capital Inc., BofA Securities, Inc., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc. and Scotia Capital (USA) Inc., as sales agents, and Credit Suisse Capital LLC, Barclays Bank PLC, Bank of America, N.A. and Citibank, N.A., as forward purchasers (the “Forward Purchasers”), and (ii) separate letter agreements in the form attached as Exhibit B to the Distribution Agreement that may from time to time be entered into with any of the Forward Purchasers (each a “Forward Confirmation” and, together, the “Forward Confirmations”).

I have examined the Registration Statement and a form of the share certificate, and I also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, instruments and other documents and have made such other and further investigations as I have deemed relevant and necessary in connection with the opinions expressed herein. As to questions of fact material to this opinion, I have relied upon certificates of public officials and of officers and representatives of the Company.

In rendering the opinions set forth below, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications and limitations stated herein, I am of the opinion that (1) the Shares to be issued and sold by the Company pursuant to the Distribution Agreement have been duly authorized and, when issued and delivered by the Company in accordance with the Distribution Agreement, the Shares will be validly issued, fully paid and nonassessable and (2) the Company has duly authorized the issuance and sale of the Shares to the Forward Purchasers pursuant to Forward Confirmations and, when the terms of any Forward Confirmation and of the issue and sale of the Shares pursuant thereto have been duly established in accordance with the Distribution Agreement so as not to violate any applicable law or agreement or instrument then binding on the Company, and when issued upon physical settlement or net share settlement, as applicable, in accordance with such Forward Confirmations, such Shares will be validly issued, fully paid and nonassessable.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission in connection with the offer and sale of the Shares and the use of my name under the caption “Legal Matters” in the prospectus supplement relating to the Shares forming a part of the Registration Statement on Form S-3 (File No. 333-249918) filed by the Company with the Securities Exchange Commission under the Securities Act of 1933, as amended.

Very truly yours,

/s/ David C. House

David C. House
Associate General Counsel

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